January 7, 2011

Kevin Woody, Branch Chief

Jennifer Monick, Senior Staff Accountant

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	KBS Real Estate Investment Trust, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 23, 2010

Form 10-Q for the Quarterly Period Ended September 30, 2010

Filed November 10, 2010

File No. 000-52606

Dear Mr. Woody and Ms. Monick:

We are writing in response to the comment letter from Kevin Woody, Branch Chief, dated December 21, 2010, regarding the Company’s Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarter ended September 30, 2010.

For your convenience, we have reproduced below the numbered comments from the comment letter and included the Company’s responses to those comments.

Form 10-K for the fiscal year ended December 31, 2009

General

1.	We refer to your disclosure throughout your Form 10-K that you do not expect to have funds available for redemption in 2010. On page 72 of your Form 10-Q filed on November 10, 2010, you disclose that you have redeemed 497,044 shares to date in 2010. Please tell us if you have been able to satisfy all redemption requests for 2010. In future filings, please clarify if the amounts redeemed satisfy all redemption requests for the period disclosed. If not, disclose the amount of the short fall.

Response: The Company discloses throughout its Form 10-K and in its Form 10-Qs that, except with respect to redemptions sought upon a stockholder’s death, “qualifying disability” and “determination of incompetence,” the Company does not expect to have funds available for the redemption of shares in 2010. All of the shares the Company redeemed in 2010 (including all redemptions shown on page 72 of the Company’s third quarter Form 10-Q) were redemptions that met the special redemption terms available upon a stockholder’s death, “qualifying disability” or “determination of incompetence.” The Company has redeemed all special redemption requests that qualify under the terms for special redemption described in the Company’s share redemption program. These are the only shares the Company has redeemed in 2010, i.e., no ordinary redemptions were made.

To preserve capital and value for all stockholders during the economic crisis, the Company amended its share redemption program to limit ordinary redemptions (i.e., redemptions not sought upon a stockholder’s death, “qualifying disability” or “determination of competence”) during any calendar year to the amount of net proceeds from the sale of shares under its dividend reinvestment plan from the prior calendar year less amounts the Company deems necessary from such proceeds to fund current and future funding obligations of the Company. Pursuant to this limitation, the Company suspended ordinary redemptions for 2009 beginning with the April 30, 2009 redemption date and made no ordinary redemptions in 2010. In a Form 8-K filed with the SEC on December 10, 2010, the Company announced that, except with respect to redemptions sought upon a stockholder’s death, “qualifying disability” or “determination of incompetence,” the Company does not expect to have funds available for the redemption of shares in 2011.

As long as the ordinary redemption program remains suspended, the Company undertakes to specifically state in future filings (i) that all redemptions shown are special redemptions and (ii) whether all special redemptions have been fulfilled (which they have been to date). The Company also tracks unsatisfied ordinary redemptions; however, the Company does not believe disclosure of unsatisfied ordinary redemptions would be a meaningful presentation for investors. Because the ordinary redemption program has been suspended since the April 2009 redemption date, the Company believes that there could be many stockholders who have not submitted their shares for redemption because they are aware the program has been suspended. Before the Company resumed ordinary redemptions, the Company would give all stockholders notice that it was resuming redemptions, so that all stockholders would have an equal opportunity to submit shares for redemption. Further, if the Company resumes ordinary redemptions, the Company undertakes to include disclosure of all unsatisfied redemption requests in its periodic reports.

Form 10-Q for the quarterly period ended September 30, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the three months ended September 30, 2010 versus the three months ended September 30, 2009, page 57

2.	Please tell us how you have complied with paragraph 20 of ASC 360-10-35, or tell us how you determined it was appropriate to cease recognition of depreciation and amortization expense for the 17 properties within the National Industrial Portfolio.

Response: During the six months ended June 30, 2010, the Company recognized an impairment charge of $123.5 million with respect to 17 properties in the National Industrial Portfolio joint venture to reduce the carrying amount of these properties to their estimated fair values. At that time, the Company adjusted the ongoing deprecation and amortization expense of these properties to reflect the new carrying value. The impairment charge reduced the amount of the ongoing depreciation and amortization expense with respect to these properties (because the Company ceased taking depreciation and amortization with respect to the amount of the impairment charge). The Company did not cease recognition of depreciation or amortization expense with respect to these properties in its financial statements and undertakes to clarify the disclosure in its Form 10-K for the year ended December 31, 2010 and in future filings. In future filings the disclosure will be clarified to read:

In addition, as of June 30, 2010, we recorded an impairment charge with respect to 17 properties within the National Industrial Portfolio to reduce the carrying value of these properties to their estimated fair values and at that time we reduced the amount of ongoing ~~ceased recognition of~~ depreciation and amortization expense recognized, based on the adjusted carrying value of these properties.

Liquidity and Capital Resources, page 52

3.	On page 53, you state “We believe that our cash flow from operations, expected proceeds from our dividend reinvestment plan, principal repayments on our real estate loans receivable, potential proceeds from the sale of assets and availability under our revolving credit facility will be sufficient to meet our liquidity needs for the upcoming year.” On page 55, you disclose “As of September 30, 2010, we do not have sufficient cash to repay the amounts outstanding under the repurchase agreements should the guaranty be called by the lenders and there can be no assurance that we would be able to liquidate assets to satisfy the guaranty.” We further note that you disclose that these repurchase agreements mature on March 9, 2011. These statements appear to be inconsistent. Please advise.

Response: As you note, the Company states in its Form 10-Q that it believes it will have sufficient cash flow to meet its liquidity needs for the upcoming year. The Company also discloses throughout its third quarter 10-Q (as it has in its prior periodic reports) risks related to its investment in the GKK mezzanine loan and the repurchase agreements that are secured by the Company’s investment in the GKK mezzanine loan.

The Company does not believe that its statements with respect to liquidity are inconsistent given the contingent nature of the repurchase agreement risk. As explained in more detail in the Form 10-Q at Note 16, “Commitments and Contingencies – Concentration of Credit Risks,” the Company would be willing to extend the maturity of the GKK mezzanine loan for a period of time sufficient for Gramercy Realty to stabilize its portfolio. The Company continues to negotiate with the GKK mezzanine loan borrower as the borrower seeks a strategic restructuring for its debt. The cash flows provided by the properties securing the GKK mezzanine loan are currently sufficient to cover the borrower’s debt service obligations; however, the interest rate under the GKK mezzanine loan is variable and will fluctuate based on changes in LIBOR. Though there can be no assurance, the Company believes extensions of the GKK mezzanine loan and the repurchase agreements are the most likely scenarios for 2011.

However, in the event that the GKK mezzanine loan is not extended or the lenders under the repurchase agreements are unwilling to extend the maturity dates of those loans, there are several scenarios the Company would pursue before payment by the Company under the guaranty. These scenarios are described in more detail in the Form 10-Q at Note 16, “Commitments and Contingencies – Concentration of Credit Risks.” Upon maturity of the repurchase agreements, the subsidiaries of the Company that are the borrowers under the repurchase agreements (collectively, “KBS GKK”) would be required to repay these amounts, refinance the balance or renegotiate the terms of the repurchase agreements. KBS GKK may be required to cure any default under the repurchase agreements by repaying the amounts outstanding under the repurchase agreements and/or relinquishing to the lenders under the repurchase agreements any of the assets securing the repurchase agreements, including the GKK mezzanine loan, which has a book value of $457.9 million at September 30, 2010. The total amount outstanding under the two repurchase agreements is $271.4 million at September 30, 2010. In the event that the repurchase agreement is not extended, the Company believes, though there is no assurance, that it is most likely that the repurchase agreement lenders would take the collateral securing the loan, i.e., the GKK mezzanine loan, in satisfaction of their debt because from a procedural and administrative perspective that would be a far easier way to satisfy the outstanding debt obligation owed to them. In such event, the Company would continue to have sufficient liquidity for the upcoming year.

However, should KBS GKK default under the repurchase agreements, the Company, as guarantor of the repurchase agreements, would be liable for the unpaid outstanding amounts under the two repurchase agreements. In the event the lenders under the repurchase agreements did seek payment from the Company under the guaranties, the Company would first seek to sell assets to satisfy any outstanding amounts under the repurchase agreements, though there could be no assurance in this regard.

Though the Company believes it has sufficiently described the liquidity risks related to the repurchase agreements given the contingent nature of the risk under “Contractual Commitments and Contingencies” and that its liquidity statements are consistent, the Company undertakes (i) to reference in the “Liquidity and Capital Resources” section of its Form 10-K for the year ending December 31, 2010 the discussion under “Contractual Commitments and Contingencies” related to the repurchase agreements and (ii) to expand “Contractual Commitments and Contingencies” in its Form 10-K to include more of the discussion from Note 16, “Commitments and Contingencies – Concentration of Credit Risks” in its third quarter Form 10-Q.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

If you need any additional information, or if we can be of any further assistance, please call me at (949) 417-6563. My direct fax is (949) 417-6518.

Sincerely,

/s/ David E. Snyder
David E. Snyder
Chief Financial Officer

cc:	Carrie Hartley, Esq.

DLA Piper LLP (US)